Filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-220061

PROSPECTUS SUPPLEMENT
(To prospectus dated August 18, 2017)

                               CEL-SCI CORPORATION


     On July 24, 2017 the Company sold convertible notes in the principal amount of $1,235,000 to private investors.

     On November 2, 2017 the holders of these convertible notes agreed to extend the maturity date of their notes to September 21, 2018.

     In consideration for the extension of the maturity date of the notes, the Company issued a total of 269,652 Series RR warrants to the note holders that agreed to the extension. Each Series RR warrant entitles the holder to purchase one share of the Company's common stock at a price of $1.65 per share at any time on or before October 30, 2022.







                  Prospectus Supplement dated December 6, 2017